[LETTERHEAD OF USA TECHNOLOGIES, INC.]

December 8, 2009

Via Electronic Mail

Mellissa Campbell Duru, Esquire
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Definitive Additional Materials
Filed December 1, 2009
File No. 1-33365

Dear Ms. Duru:

This letter responds to the comments set forth in your letter dated December 3, 2009 to George Jensen, Chairman and Chief Executive Officer of USA Technologies, Inc. (the “Company”), regarding the Company’s filing listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below to such comments:

General

1.           Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Refer to Rule 14a-9(b).  For example, in future filings, refrain from referring to the “disingenuous statements and actions” of the dissidents.

RESPONSE:

In future filings, the Company will continue, as it has in prior filings, to avoid statements that impugn character, integrity or personal reputation, or make charges of illegal or immoral conduct, including any statement that the dissidents’ statements or actions are “disingenuous,” without factual foundation.

2.           In future filings, please ensure that any materials you provide and/or any excerpts you quote involving the case filed against Mr. Tirpak include a more balanced explanation of the legal relevance of the materials.  For example, include an explanation to shareholders clarifying that the judge’s “opinion” from which you quote was a ruling on a pre-trial issue.  In future filings in which you refer shareholders to the court documents posted on your website, please clarify, if true, that such documents relate to pre-trial filings made by the parties and/or the court and clarify that the court did not adjudicate the merits of the case against Mr. Tirpak.

Mellissa Campbell Duru
December 8, 2009

RESPONSE:

In future filings, the Company will include a more balanced explanation of the legal reference materials relating to the case filed against Mr. Tirpak. Such future filings will indicate, where applicable, that documents relate to pre-trial filings and will clarify that the court did not adjudicate the merits of the case against Mr. Tirpak.

3.           Please provide support and explain in future filings specifically how the dissidents’ current actions are “disruptive to the execution of [y]our strategic plan and erode shareholder value…”

RESPONSE:

In future filings, the Company will explain how the dissidents’ current actions are “disruptive to the execution of our strategic plan and erode shareholder value.” Our customers rely on us to supply flawless and uninterrupted cashless services as well as to handle and disburse to them the funds generated by their vending machines or kiosks. The Company is also subject to the Payment Card Industry Data Security Standards (PCI DSS) relating to the safeguarding of consumer credit card data and information.

Statements made by the dissidents concerning management, our operations and our customers in their solicitation materials, which we believe to be inaccurate, have disrupted and interfered with our pending renegotiation of our contract with a major bottling group, and, we believe, have damaged management’s credibility in the marketplace. Among other things, management has had to spend a considerable amount of time and effort responding to questions raised by the referenced bottling group and other customers of the Company regarding the dissidents’ statements, as well as to the various actions taken by the dissidents in connection with their proxy solicitation; time and effort which otherwise could have been directed towards the execution of the Company’s strategic business plan.

The dissidents’ statements which we believe to be inaccurate include the following:

>           That management has made “grossly false claims” and “USAT has resorted to “false claims”.”  The dissidents have not provided any support for these statements and, to the knowledge of management, it has not made any false claims.

>           That “USAT has continuously failed to execute on partnerships with Air-Serve, Merit, First Data and large bottling companies.” Contrary to the dissidents’ statements, management has executed on these customer partnerships.

>           That “the ePort Edge and ePort G8 were shipped more than 7 months late.” The release of these products was not 7 months late as stated by the dissidents.

Mellissa Campbell Duru
December 8, 2009

Finally, as a result of the dissidents’ actions in connection with the solicitation of proxies, the Company estimates that it will have to expend an additional $400,000, which funds could have been applied towards furthering the Company’s business and achieving its strategic plan.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ George R. Jensen, Jr.
George R. Jensen, Jr.
Chairman and Chief Executive Officer

cc:	Justin P. Klein, Esquire
Douglas M. Lurio, Esquire